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	www.cooley.com	415 693-2000
September 22, 2005
Washington, DC
202 842-7800
J. PATRICK LOOFBOURROW
Via Facsimile, Federal Express and Edgar	(858) 550-6089
jploofbourrow@cooley.com
Vanessa Robertson
Mary Fraser, Esq.
U.S. Securities and Exchange Commission
Mail Stop 6010
100 F Street, NE
Washington, D.C. 20549
Re:	SGX Pharmaceuticals, Inc. (“SGX” or the “Company”) Registration Statement on Form S-1 (File No. 333-128059)
Dear Ms. Fraser and Ms. Robertson:
We are writing to provide you with information to assist the staff of the Securities and Exchange Commission (the “Staff”) in its review of the above-referenced Registration Statement. While not reflected in the Registration Statement, as filed, the Company currently anticipates a price range of between approximately $6.67 and $8.85 per share for the Company’s common stock (i.e., an approximately $130 million to $170 million pre-money valuation). The Company has not adjusted the share and per share amounts of its common stock (“Common Stock”) and preferred stock (“Preferred Stock”) in the Registration Statement to give effect to any reverse stock split in connection with the offering contemplated by the Registration Statement. If necessary, a subsequent amendment to the Registration Statement will give effect to any reverse stock split, which will depend on market conditions and the underwriters estimate of an appropriate valuation.
We are providing the following information for the Staff’s consideration in connection with the Company’s pricing of stock option grants during the period from July 1, 2004 to June 30, 2005. Included within this letter is a table summarizing all stock option grants and stock awards during this period. The table lists the grant date, number of shares, exercise price, the estimated fair value as set forth in this memo and the related deferred stock compensation. All of the options listed in the table were granted at the then-current estimated fair value of the Common Stock, as determined by its Board of Directors (“Board”) at the time of each grant. All members of the Board, other than the Company’s CEO, are non-employee directors, all of whom have extensive experience in the biotechnology industry. Each of the Company’s non-employee directors is affiliated with a substantial number of private companies in the biotechnology industry. The Company believes that the composition of the Board resulted in an unbiased view of the stock value and, together with the Board’s cumulative knowledge of, and experience with, other similar companies, produced a fair valuation of the Common Stock. In the absence of a public

Ms. Robertson
Ms. Fraser, Esq.
September 22, 2005
Page Two
trading market, the Board considered numerous objective and subjective factors to determine the value at each option grant date, including the factors described below:
(a)	option grants involved illiquid securities in a private company;

(b)	the state of the capital markets and valuations of comparable private biotechnology companies;

(c)	the shares of common stock acquired upon exercise are subject to vesting ratably (generally 25% after the first year (or 25% vested upon grant in the case of certain grants to existing employees), then ratably per month over the remaining 3 years);

(d)	prices of Preferred Stock issued by the Company to outside investors in arms-length transactions, and the rights, preferences and privileges of the Preferred Stock over the Common Stock (in particular, the substantial aggregate liquidation preference of the Preferred Stock);

(e)	the amount of convertible and non-convertible indebtedness outstanding and the existence and scope of security interests on the Company’s assets and intellectual property;

(f)	the Company’s performance and status of clinical trials and preclinical activities at the time of grant;

(g)	important developments relating to the acquisition and advancement of the Company’s product candidate, Troxatyl;

(h)	the Company’s stage of development and business strategy; and

(i)	the likelihood of, and risks associated with, achieving a liquidity event for the shares of Common Stock underlying these options, such as an initial public offering (“IPO”) or sale of the Company, given the stage of the Company’s development and prevailing market conditions.
The Board specifically took into account the following provisions of the various series of the Company’s then-outstanding Preferred Stock in determining the fair value of the Common Stock at the time of the option grants:

Ms. Robertson
Ms. Fraser, Esq.
September 22, 2005
Page Three
(a)	the substantial aggregate liquidation preference of the holders of Preferred Stock relative to the Common Stock in the case of a sale, merger, liquidation or winding up of the Company;

(b)	the participation rights of the holders of Preferred Stock that apply even after the payment of the aggregate liquidation preferences, providing for pro rata sharing of liquidation proceeds with the holders of Common Stock;

(c)	the redemption rights of the Preferred Stock, which permit the holders of at least 66 2/3% of the then outstanding shares of Preferred Stock to elect to cause the Company to redeem all outstanding shares of Preferred Stock in three annual installments at any time after April 21, 2008 (and prior to completing the Series B preferred stock financing described below, after September 2005);

(d)	the conversion and anti-dilution provisions of the Preferred Stock and the fact that the Preferred Stock will not automatically convert into Common Stock unless the price per share in the initial public offering is at least $5.00 per share (and a much higher price per share in the case of shares of the previously outstanding series of Preferred Stock);

(e)	the Preferred Stock dividends (with annual dividends of $0.1971 per share of Series A Preferred Stock and $0.3768 per share of Series B Preferred Stock (and much higher dividends in the case of shares of the previously outstanding series of Preferred Stock)), when and if declared by the Board, per share prior to payment of any other dividends; and

(f)	the voting power of holders of Preferred Stock relative to holders of Common Stock, including the number of Board members designated by the holders of Preferred Stock (four of seven or eight members during much of 2004 and three of six members as of June 30, 2005).
In connection with the preparation of the financial statements necessary for the filing of its Registration Statement, the Company analyzed its stock option grants from July 1, 2004 to June 30, 2005. The Company believes July 1, 2004 is the appropriate starting date to perform an analysis of the estimated fair value of the Company’s stock because of the significant uncertainty related to the Company’s business development and the unfavorable climate in the public and private equity markets prior to such date. Prior to that date, the Company had been attempting to raise additional capital through a preferred equity financing but was unable to do so on terms acceptable to the Company. Accordingly, in July 2004, the Company completed the first tranche of a two tranche aggregate $13.4 million issuance of secured convertible promissory notes and

Ms. Robertson
Ms. Fraser, Esq.
September 22, 2005
Page Four
warrants (in which the lenders placed a lien on substantially all of the Company’s assets and intellectual property). In addition, in July 2004, the Company acquired the exclusive worldwide licensing rights to the product candidate, Troxatyl, from Shire Biochem Inc. A substantial portion of the proceeds from the first tranche issuance of secured convertible promissory notes ($3 million) was paid to Shire Biochem as an up-front payment. Prior to acquiring the exclusive rights to Troxatyl, all of the Company’s potential drug candidates were in various stages of pre-clinical development. The Company did not (and does not) anticipate filing its first Investigational New Drug application from an internally developed compound until the fourth quarter of 2006. Without a drug candidate in at least Phase II clinical trials, the Company did not believe that it had any near-term potential IPO prospects. With the benefit of hindsight and the knowledge of how numerous uncertainties existing at the time of option grants were resolved, the Company reconsidered whether certain of the stock options granted contained a compensatory element that should be recorded within the Company’s financial statements. As a result, the Company has concluded that compensation expense should be recorded for stock options granted between July 1, 2004 and June 30, 2005 and in any future months where the exercise price is below the estimated fair value.
Business Overview
The Company was originally incorporated in Delaware in 1998. The Company is a biotechnology company focused on the discovery, development and commercialization of innovative cancer therapeutics for diseases such as acute myelogenous leukemia (“AML”), myelodysplastic syndrome and chronic myelogenous leukemia that is resistant to treatment with Gleevec™ (imatinib). The Company’s product candidate, Troxatyl, is currently in a pivotal Phase II/III clinical trial for the third-line treatment of AML. If the results of the ongoing Phase II/III clinical trial are positive, the Company expects to submit a New Drug Application (“NDA”) to the U.S. Food and Drug Administration (“FDA”) in late 2006 or early 2007, leading to a potential product launch during 2007.
The Company is operating in a rapidly changing and competitive market, and to be successful the Company will need to do the following:
•	complete the successful development of Troxatyl and any other product candidates it may develop alone and/or through strategic partnerships;

•	maintain and protect intellectual property rights to develop, manufacture and commercialize Troxatyl and any other product candidates it may develop;

•	develop, or otherwise access, a focused sales and marketing organization;

Ms. Robertson
Ms. Fraser, Esq.
September 22, 2005
Page Five
•	demonstrate to hospitals, physicians, patients and third-party payers the utility and cost-effectiveness of the Company’s products if they are approved for sale; and

•	retain key executives, employees and consultants to continue research and development in connection with and management of the Company’s key programs.
At the time of the grant of the stock options, the Company believed that the fair value set by its Board was appropriate. However, with the benefit of hindsight and the knowledge of how several uncertainties were resolved, the Company has carefully considered the issues relevant to estimating the compensatory element of stock options granted since July 1, 2004. Based on this review, the Company believes that it has recorded appropriate amounts for deferred stock compensation and related amortization related to the option grants.
Historical Activity
The Company’s stock option grants from January 1, 2004 through June 30, 2004 were issued at an exercise price of $1.98 per share (after being adjusted to reflect the 0.126453-for-1 reverse stock split effected in April 2005). There were no stock option grants to employees from July 1, 2004 to December 31, 2004. Stock option grants from January 1, 2005 to June 30, 2005 to purchase approximately 2.1 million shares of Common Stock were issued at an exercise price of $0.50 per share, or approximately 10.6% of the new Series B preferred stock price of $4.71 per share (that was issued in April 2005). The exercise prices were set at the fair value as determined by the Board, which at the time was believed to be representative of the marginal value attributable to the Company’s shares of Common Stock based in part upon the aggregate liquidation preferences of the Preferred Stock and the fact that only an IPO or an acquisition of the Company for a significant amount in excess of the Preferred Stock’s liquidation preference would result in any value being attributable to the Common Stock.
During June and July 2005, management began informally discussing with investment bankers the potential for the Company to initiate an IPO. At the July 21, 2005 Board meeting, the Board authorized the Company’s formal engagement of investment bankers to evaluate its ability to complete an IPO. The Company held an organization meeting with investment bankers on July 26, 2005.
Cash levels
Since the second half of 2003, the Company has consistently operated under significant financial constraints, and has been dependent on existing investors and revenue from collaborations to continue to finance its operations. The following table demonstrates the Company’s vulnerable financial situation, and its dependence on new equity investment as well as secured loans from

Ms. Robertson
Ms. Fraser, Esq.
September 22, 2005
Page Six
its existing preferred stockholders. These preferred stockholders hold substantial aggregate liquidation preferences (approximately $75 million at December 31, 2004), which absent a liquidity event, would have resulted in minimal residual value to the common stockholders.

Redeemable
				Preferred Stock	Liquidation
Month	Cash	Net Equity		and Bridge Notes	Preferences	Financial Event
12/03	$13.6M	($74.0M	)	$88.3M	$90.1M	—
12/04	$11.5M	($72.8M	)	$88.0M	$75.7M	Bridge Loan in July
2004 and September 2004
06/05	$10.4M	($26.5M	)	$40.2M	$41.0M	Series B preferred
stock financing in
April 2005
Option activity
The Company had the following stock option and restricted stock grants to employees during 2004 and the first six months of 2005:

	Options
Grant Date	Granted	Option Price
January 2004	28,740	$1.98
February 2004	32,679	$1.98

2004 Total	61,419

May 2005	1,735,500	$.50
June 2005	336,250	$.50

2005 Total	2,071,750

Total	2,132,669

The closing of the first tranche of the Series B preferred stock financing and conversion of the secured convertible promissory notes from the secured bridge financing (funding for the secured bridge financing occurred in July and September 2004) in April 2005 was a major milestone for the Company to enable it to continue its operations despite operating losses. As a result of these transactions, the Company will now assume that its deemed common stock valuation for financial reporting purposes is 90% of its most recent Preferred Stock valuation ($4.71 x 90% = $4.24 per share) starting in April 2005 and looking back to July 1, 2004. (There have been no financings since July 1, 2004 other than the secured bridge financing in July and September 2004 and the Series B preferred stock financing in April 2005).

Ms. Robertson
Ms. Fraser, Esq.
September 22, 2005
Page Seven
Based on presentations and materials provided by investment bankers, the Company believes that it will file for its initial public offering using an offering price valuing the Company at approximately $150 million pre-money (average of the low and high end of the range provided by the underwriters). This computes to an offering price of approximately $7.81 per share. Accordingly, the Company will increase the value of its Common Stock on a straight-line basis from $4.24 per share in April 2005 to $7.03 per share (90% of $7.81) in July 2005, the month in which the organizational meeting occurred with respect to the IPO. Statement.
Accordingly, the deemed fair value of the Company’s Common Stock is as follows:

Month	Deemed FV	Milestones
July 2004 — March 2005	$4.24	In-licensing of Troxatyl; secured bridge financing (first and second tranche)
April 2005	$4.24	Initial tranche of Series B preferred stock financing; positive developments in various collaborations
May 2005	$5.17	Troxatyl FDA submission and feedback; completion of Phase I/II clinical trial evaluating continuous infusion Troxatyl dosing
June 2005	$6.10	Discussion with investment bankers regarding potential IPO
July 2005	$7.03	IPO organizational meeting
September 2005	$7.03	Filing of S-1 Registration Statement

			Fair
	Options		Market	Intrinsic	Deferred
Grant Date	Granted	Option Price	Value	Value	Compensation
July 2004	—	—	—	—	—
April 2005	—	—	—	—	—
May 2005	1,735,500	$0.50	$5.17	$4.67	$8,104,785
June 2005	336,250	$0.50	$6.10	$5.60	$1,883,000

2005 Total	2,071,750				$9,987,785
The Company recorded no deferred compensation during 2004 and $9.9 million in the first six months of 2005 which will be amortized to expense over the related vesting period for each option grant using an accelerated method.
The Company believes that the estimated fair value of the Common Stock for financial reporting purposes, as set forth in the table above, is fair and reasonable in view of Company-specific

Ms. Robertson
Ms. Fraser, Esq.
September 22, 2005
Page Eight
business and general market conditions at the time. In reaching its conclusions, a number of internal and external factors affected the Company’s determinations:
1.	Troxatyl License. The Company respectfully submits that July 1, 2004 is an appropriate starting point for the reexamination of its option grants. In July 2004, the Company acquired the exclusive worldwide rights to Troxatyl from Shire Biochem, as more fully disclosed in the Registration Statement. Without this event, the Company believes it would not be in a position to undertake an IPO of its Common Stock in the foreseeable future. Even with the acquisition of Troxatyl, the Company has had, and continues to have, significant financial, regulatory and commercial hurdles to overcome with respect to Troxatyl. In May 2005, the Company completed a Phase I/II clinical trial evaluating continuous infusion Troxatyl dosing for relapsed AML patients. The Company is currently conducting a pivotal Phase II/III clinical trial for the third-line treatment of AML. If the results of the ongoing Phase II/III clinical trial are positive, the Company expects to submit a NDA to the FDA in late 2006 or early 2007, leading to a potential product launch during 2007. There is no guarantee that the Company will submit an NDA within this time frame or at all. The further developmental hurdles and risks associated with the further clinical development of Troxatyl are discussed in detail in the Sections entitled “Business” and “Risk Factors” in the Registration Statement.

2.	2004 IPO Market. Further reinforcing the Company’s conclusion that July 2004 is the appropriate starting point for the reexamination of its option grants is the status of the public and private equity markets for biotechnology companies in 2004. The public equity markets for biotechnology companies were volatile and challenging in 2004. Although the Nasdaq Biotechnology Index (the “Index”) increased approximately 16% from the beginning of January 2004 to its 2004 closing high of 845.11 in late April 2004, the Index declined approximately 11% from that date to July 1, 2004 and declined an additional 17% from July 1, 2004 to its 2004 closing low of 622.19 in mid-August of 2004. After these substantial swings during the course of the year (including an approximately 26% decrease between April and August), the Index ultimately ended the year with a modest gain of approximately 5% for the year. During 2004, the Company conferred with several investment bankers regarding the possibility for the Company to access the public markets via an IPO. The Company was advised that in the 2004 IPO environment, the Company would need to have at least one program in clinical trials (most likely in Phase II clinical trials or later-stage trials) in order to successfully pursue an IPO. In part, as a result of the volatility in the public markets and based on these conversations with investment bankers (and in particular because the Company’s sole lead product candidate, Troxatyl, was only recently acquired in July 2004), the Company concluded that there did not appear to be any real IPO prospects in 2004 for the Company because it had only one clinical product candidate in relatively early clinical trials.

Ms. Robertson
Ms. Fraser, Esq.
September 22, 2005
Page Nine
3.	2004 Private Equity Market. During 2004, private investors remained cautious regarding the sustainability of gains in the public biotechnology market. As a result, financing for private biotechnology companies remained very difficult during this period. The Company began searching for new investors in early 2004 and engaged placement agents in April 2004 to pursue a private placement of preferred stock. Despite numerous investor conferences and the assistance of placement agents, the Company received a term sheet from only one new investor in May 2004 (the term sheet reflected an approximately $30 million pre-money valuation and included a senior liquidation preference and other restrictive terms). Because of the low pre-money valuation, the Company decided not to pursue this term sheet and was unable to obtain additional interest from any new investor on more favorable terms. Based on this difficult private financing environment, the Company determined that the terms under which it would have been able to raise private equity capital with an outside lead investor in 2004 would have been extremely dilutive to its current stockholders. As a result, to obtain funding to make the upfront payments due in connection with the acquisition of Troxatyl and to continue the Company’s operations and meet its obligations as they became due, the Company ultimately decided that it was in the best interest of its stockholders to pursue a secured convertible bridge note financing with certain of its existing preferred stockholders, as described in greater detail below.

4.	2004 Bridge Financing. During the summer of 2004, after diligently pursuing new investors for an equity financing, realizing that its cash could possibly be exhausted by the end of 2004 and needing a source of capital to make the upfront payments due in connection with the acquisition of Troxatyl, the Company began considering other financing alternatives. In July and August 2004, certain venture capital funds affiliated with members of the Board extended a $13.4 million convertible secured debt facility to the Company (the “Bridge Investors”). The secured convertible notes issued pursuant to the debt facility were fully secured by substantially all of the assets and intellectual property of the Company and were mandatorily convertible into shares of Preferred Stock sold at a future financing only if the Company raised a minimum of $30 million, including the conversion of the secured convertible notes. The notes were also convertible at the option of the holder into shares of a newly designated series of Preferred Stock in connection with the sale of the Company or upon certain other circumstances specified in the notes. In connection with the secured bridge financing, each of the Bridge Investors that acquired at least 50% of its pro-rata share of the notes was entitled to exchange its shares of then-outstanding Series A, Series B, Series C and Series D Preferred Stock for an equal number of shares of Series A-1 Preferred Stock, Series B-1 Preferred Stock, Series C-1 Preferred Stock and Series D-1 Preferred Stock, respectively. In addition, the Bridge Investors received warrants to purchase shares of Common Stock of the Company equal to 25% multiplied by the Bridge Investors’ loan amount, divided by the price per share of the equity security into which the notes were to be ultimately converted. In summary, the Bridge Investors continued to discount the

Ms. Robertson
Ms. Fraser, Esq.
September 22, 2005
Page Ten
Company’s prospects, despite the progress the Company had made during 2004, by refusing to purchase equity securities unless the Company procured substantial additional financing. In the event the Company was unable to obtain additional financing, in addition to the substantial aggregate liquidation preferences of the Preferred Stock held by the Bridge Investors, the Bridge Investors would in essence own all the Company’s assets and intellectual property rendering the Common Stock effectively worthless. As of December 31, 2004, the Company’s then-outstanding Preferred Stock had an aggregate liquidation preference of approximately $75.7 million and the Company only had cash, cash equivalents and short term investments of approximately $11.5 million. Therefore, only an IPO or an acquisition of the Company for a significant amount in excess of the Preferred Stock’s liquidation preference would result in any value being attributable to the Common Stock.

5.	2005 IPO Market. The volatility in the NASDAQ Biotechnology Index continued into the beginning of 2005. The Index declined approximately 14% during the first quarter of 2005 and then increased approximately 6% during the second quarter of 2005. At the time the Company completed the initial tranche closing of its Series B Preferred Stock financing in April 2005, the Index had been trending downward and was close to its low point for the year to date. The gentle rebound in the Index in the second quarter of 2005 was followed by an unanticipated strong rebound to date in the third quarter of 2005, offsetting the substantial decrease in the Index during the first quarter 2005. The Index is currently up approximately 17% since the date of the initial tranche closing of the Company’s Series B Preferred Stock financing (and up approximately 3% for the year).

6.	April 2005 Financing. During the fourth quarter of 2004 and the first quarter of 2005, the Company, together with its investment advisors, continued pursuing a new investor to lead a preferred stock financing round. Despite numerous investor conferences and the assistance of investment bankers, the Company received only one term sheet from a new investor in March 2005. Despite the substantial progress during the past year, the new term sheet still reflected approximately the same relatively low pre-money valuation as the term sheet received in May 2004. Because of the low pre-money valuation and other burdensome terms, the Company decided not to pursue this term sheet and was unable to obtain additional interest from any new investor on more favorable terms. As a result and in order to obtain additional funding to continue the clinical development of Troxatyl and continue the Company’s operations, the Company secured approximately $15 million in an additional equity financing in April 2005 from its existing investors through a recapitalization and sale of shares of a newly designated Series B Preferred Stock (approximately $7.5 million was funded at the initial closing and approximately $7.5 million is irrevocably committed to be funded in December 2005 if no IPO or sale of the Company has occurred prior to that date). The Series B Preferred financing, completed at $4.71 per share, was a reduction from the $66.82 per share price of Series C Preferred Stock effected in September 2000, the

Ms. Robertson
Ms. Fraser, Esq.
September 22, 2005
Page Eleven
Company’s most recent prior venture financing round (the issuance of Series D Preferred Stock in May 2001 was in connection with a strategic acquisition). The preferred stockholders that participated in the Series B financing agreed to a substantial reduction in the aggregate liquidation preferences associated with the Company’s Preferred Stock, giving up substantial economic value in the event of a sale of the Company or other transaction that would trigger a liquidation event. The aggregate liquidation preference of the Preferred Stock following the initial tranche closing of the Series B Preferred Stock financing was approximately $41.0 million.

As a condition to the initial closing of the Series B financing, the Company effected a reverse stock split whereby each outstanding share of Common Stock and Preferred Stock was converted into 0.126453 of one share of Common Stock or the applicable series of Preferred Stock. Following the reverse stock split and immediately prior to the initial closing of the Series B financing, the principal and accrued interest under the secured convertible promissory notes issued in July and September 2004 were converted into an aggregate of approximately 3 million shares of a newly designated Series A-2 Preferred Stock at a conversion rate of $4.71 per share. In connection with the initial closing of the Series B financing, each holder of Series A-1, Series A-2 (issued upon conversion of the secured convertible notes), Series B-1, Series C-1 and Series D-1 Preferred Stock (collectively, “Existing Preferred”) who participated to a certain minimum extent in the Series B financing was given the right to exchange all of such holder’s outstanding shares of Existing Preferred for a number of shares of a newly designated Series A Preferred Stock calculated pursuant to a formula set forth in the Series B preferred stock purchase and exchange agreement. A holder was only entitled to exchange shares of Existing Preferred for shares of new Series A Preferred Stock if such holder exchanged all of such holder’s shares of Existing Preferred and represented and warranted to the Company that all of its shares of Existing Preferred were being surrendered for cancellation in the exchange.

Because of the substantial recapitalization effected in connection with the Series B financing, the low private equity valuations, the lack of alternative private financing alternatives, the lack of perceived near-term IPO prospects, and the level and trend of the Nasdaq Biotechnology Index at the time of completion of the initial tranche of the Series B preferred stock financing, the Board determined that $4.71 per share represented the fair value of the Series B Preferred Stock. The Board further determined that only an IPO or an acquisition of the Company for a significant amount in excess of the Preferred Stock’s liquidation preference would result in any value being attributable to the Common Stock.

7.	Financial Condition in 2004 and 2005. The Company had cash, cash equivalents and short-term investments of $11.5 million and $10.4 million as of December 31, 2004 and June 30, 2005, respectively. For the year ended December 31, 2004 and the six months ended

Ms. Robertson
Ms. Fraser, Esq.
September 22, 2005
Page Twelve
June 30, 2005, the Company recorded net losses of $19.1 million and $13.1 million, respectively. As of June 30, 2005, the Company had an accumulated deficit of $118.8 million. The cash balances as of December 31, 2004 and June 30, 2005 were not sufficient to sustain the Company’s operations long enough to achieve profitability, nor were they anywhere near sufficient to satisfy the liquidation preference of the holders of Preferred Stock in the event of the dissolution of the Company.

8.	Phase II/III Clinical Trial Status. The Company is currently conducting a pivotal Phase II/III clinical trial of Troxatyl. The trial targets enrollment of 210 patients receiving Troxatyl at various times through July 2006. This trial was initiated in July 2005 and patient enrollment commenced in August 2005. The Company’s progress in this clinical trial and its previous Phase I/II clinical trial for Troxatyl that it completed in May 2005 is further evidence of the progressive value that only began to build with the acquisition of the rights to Troxatyl from Shire Biochem in July 2004.
Reassessment Methodology
The Company only determined to pursue an initial public offering in light of (a) the recent acceptance by the public markets of new issues, (b) the recent commencement of its pivotal Phase II/III clinical trial for Troxatyl, and (c) having achieved its short-term financing goals. Based on the nature and even distribution of value-creating events between April 2005 and July 2005, as discussed above, the Company decided to use a “straight line” approach to estimate appreciation in the estimated fair value of its Common Stock during this period. No single event during this period fully supports the increase in stock value, but the combination of many individual successes during the period contributed to the increased value of the Common Stock. Accordingly, the Company believes that a straight-line adjustment provides the best approximation of the increase in value over time.
The Company recorded no deferred compensation during 2004 and $9.9 million in the first six months of 2005 which will be amortized to expense over the related vesting period for each option grant using an accelerated method. As a result of stock options issued in July, August and September 2005, the Company will record additional deferred stock compensation in the quarter ended September 30, 2005. The Company will continue to record additional deferred stock compensation in future months based on the difference between the estimated fair value of Common Stock and the grant exercise price. The Company amortizes deferred compensation under an accelerated method in accordance with Financial Accounting Standards Board Interpretation No. 28 over the applicable vesting period.
In addition to the aggregate charge for stock options issued to employees as mentioned above, the Company reviewed all equity transactions including options and warrants granted to non-

Ms. Robertson
Ms. Fraser, Esq.
September 22, 2005
Page Thirteen
employees during the period from July 1, 2004 through June 30, 2005. Using the revised deemed fair value, incremental charges were also recorded for equity instruments granted to non-employees during the period from July 1, 2004 through June 30, 2005.
Conclusion
The Company has faced significant risks since inception. In connection with the filing of its Registration Statement, the Company has reviewed the grants from July 1, 2004 to June 30, 2005, with the benefit of hindsight and the knowledge of how numerous uncertainties existing at the time of the option grants were ultimately resolved. Based on this review, the Company has concluded that deferred stock compensation should be recorded for options granted between July 2004 and June 2005, as described in this letter. The Company believes that the estimated fair values for financial reporting purposes used as the basis for determining deferred stock compensation in connection with its stock option grants are reasonable and appropriate for the reasons previously set forth.
Please direct any questions or comments concerning the above analysis to me at (858) 550-6089 or Frederick T. Muto at (858) 550-6010.
Sincerely,
/s/ J. PATRICK LOOFBOURROW
J. Patrick Loofbourrow
JPL:amr

cc:	Frederick T. Muto, Esq.
Charles S. Kim, Esq.
James A. Rotherham
Annette North, Esq.